Exhibit 4.5

DESCRIPTION OF WESCO COMMON STOCK
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934
The following description of the material terms of WESCO common stock is a summary only and is not a complete description of such terms. For a complete description of the terms and provisions of the Company’s capital stock, including its common stock, refer to WESCO’s restated certificate of incorporation, dated May 11, 1999, as amended on May 29, 2014 (the “WESCO charter”), and WESCO’s amended and restated bylaws, dated May 29, 2014, each of which is incorporated by reference into this Annual Report on Form 10-K.
Under the WESCO charter, WESCO’s authorized capital stock consists of 210,000,000 shares of common stock, $0.01 par value per share, 20,000,000 shares of Class B nonvoting convertible common stock, $0.01 par value per share, and 20,000,000 shares of preferred stock, $0.01 par value per share. As of February 5, 2020, there were 41,802,424 shares of WESCO common stock outstanding, no shares of WESCO Class B common stock outstanding and no shares of WESCO preferred stock outstanding. All outstanding shares of WESCO common stock are duly authorized, validly issued, fully paid and non-assessable.
Common Stock
Holders of WESCO common stock are entitled to one vote per share on all matters to be voted on by WESCO stockholders. Holders of WESCO common stock do not have cumulative rights, so that holders of a majority of the shares of WESCO common stock present at a meeting at which a quorum is present are able to elect all of WESCO directors eligible for election in a given year. The holders of a majority of the voting power of the issued and outstanding WESCO common stock constitute a quorum.
When and as dividends are declared by the WESCO Board, whether such dividends are payable in cash, property or securities of WESCO, the holders of WESCO common stock and the holders of WESCO Class B common stock will be entitled to share ratably in such dividends. If dividends are declared which are payable in shares of WESCO common stock or shares of WESCO Class B common stock, the dividends payable in shares of WESCO common stock will be payable to holders of WESCO common stock, and the dividends payable in shares of WESCO Class B common stock will be payable to the holders of WESCO Class B common stock. The WESCO Board may declare dividends at any regular or special meeting of the WESCO Board out of funds legally available therefor, subject to the preferential rights of any holder of preferred stock that may from time to time be outstanding.
The rights, preferences and privileges of holders of WESCO common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that WESCO may designate and issue in the future.
Listing. WESCO common stock is listed on the NYSE under the symbol “WCC.”
Transfer Agent and Registrar. The transfer agent and registrar for WESCO common stock is Computershare Trust Company.